WORLDS ONLINE INC.

11 ROYAL ROAD

BROOKLINE, MA 02445

January 24, 2012

VIA EDGAR

Securities and Exchange Commission

Maryse Mills-Apenteng, Esq.

Special Counsel

100 F Street, N.E.

Washington, D.C. 20549-5546

RE: Worlds Online Inc. (the “Company” or the “Subsidiary”)

Gentlemen:

On June 9, 2011 the Company filed a registration statement on Form 10-12G and filed Amendment No. 1 on August 4, 2011, Amendment No. 2 on October 7, 2011 and amendment No. 3 on December 6, 2011(collectively, the “Form 10”). By letter dated December 30, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Amendment (the “Letter”). Our responses to the comments contained in the Letter are below. For your convenience we have copied the comments from the Letter in bold above each response.

1.          We note your response to prior comment 1 where you indicate that the company believed no periodic reports were due until 45 days after the close of the company’s third quarter. We further note that you filed the September 30, 2011 Form 10-Q on November 21, 2011. However, the Form 10 includes audited financial statements for the period from inception (January 25, 2011) through May 31, 2011 and the Form 10-Q includes interim financial statements for the three months ended September 30, 2011, which includes July, August and September. Accordingly, it appears that you have not yet provided financial information for June 30, 2011. As June 30th was the quarter-end following the most recent period included in the Form 10, the June 30, 2011 Form 10-Q should have been filed within 45 days of the effective date of your registration statement or by September 22, 2011. Please file accordingly and revise your disclosures regarding the timeliness of your filings. We refer you to Exchange Act Rules 13a-13 and 15d-13.

As requested, we have filed a Form 10-Q for the quarter ended June 30, 2011, which filing indicates that it is untimely. We will revise our disclosures going forward regarding the timeliness of our filings.

2. We note from your response to prior comment 5 that the predecessor balance sheet reflects the assets and liabilities of your online business operations prior to the spin-off transaction. We further note, from both this response and your response to comment 3 in your letter dated October 6, 2011, that certain assets and liabilities of the predecessor company were retained by Worlds Inc. Please revise your predecessor financial statements, at and for the period ended January 24, 2011, to reflect the contribution of the net liabilities to the legal spinnor such that the balance sheet immediately prior to the spin-off reflects the assets and liabilities of Worlds Online net of the amounts retained by Worlds Inc., with the offset reflected in your statement of stockholders’ deficit.

The Form 10 has been amended as requested to include a revised predecessor’s financial statements, at and for the period ended January 24, 2011, to reflect the contribution of net liabilities and the proper offset.

3. Also, your response to prior comment 4 indicates that the predecessor financial statement footnotes includes all disclosures required under SAB Topic 1.B.1, however, we could not locate such disclosures. Please revise the notes to the predecessor financial statements to include a discussion regarding the methods used to allocate expenses to the predecessor’s financial statements along with management’s assertions that such methods were reasonable. In addition, include a discussion of the assets and liabilities that were retained by Worlds Inc. as part of the spin-off transaction and why.

The Form 10 has been amended to include a full discussion, in Footnote 1, of the expense allocation methodology, management’s assertion that the allocation was reasonable. The Footnote also includes a discussion and explanation of the assets retained by Worlds Inc.

The Company is aware and acknowledges that:

·       It is responsible for the adequacy and accuracy of the disclosure in the filing;

·       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Thom Kidrin

Thom Kidrin